SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Genius Brands International, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

37229T 301

(CUSIP Number)

Andy Heyward

Chief Executive Officer

Genius Brands International, Inc.

190 N. Canon Drive, Suite 401

Beverly Hills, CA 90210

(310) 273 - 4222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 16, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.1 3d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37229T 301

1	Names of Reporting Persons A Squared Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (see instructions) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization California
Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 990,728
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 990,728
11	Aggregate Amount Beneficially Owned by Each Reporting Person 990,728
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 9.0%
14	Type of Reporting Person (see instructions) OO

2

CUSIP No. 37229T 301

1	Names of Reporting Persons Andy Heyward
2	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (see instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power 2,402,368(1)
	8	Shared Voting Power -0-
	9	Sole Dispositive Power 2,402,368(1)
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,402,368(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 19.99%
14	Type of Reporting Person (see instructions) IN

(1)

Consists of (i) 990,728 shares of common stock held by A Squared Holdings LLC over which Andy Heyward holds sole voting and dispositive power; (ii) 87,719 shares of common stock issuable upon conversion of 100 shares of the Company’s Series A Convertible Preferred Stock; (iii) 377,237 shares of common stock held by Andy Heyward; (iv) 1,234 shares held by Heyward Living Trust; (v) 166,667 shares issuable upon exercise of warrants held by Andy Heyward; (vi) 448,750 shares of common stock issuable now or within 60 days of September 18, 2019, upon the exercise of stock options granted to Andy Heyward; and (vii) 330,033 shares of common stock issuable upon conversion of the Secured Convertible Note held by Andy Heyward.

3

This Amendment No. 3 to Schedule 13D (this “Amendment”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Genius Brands International, Inc., a Nevada corporation (the “Issuer”). This Amendment amends the Schedule 13D, as previously amended, originally filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on November 25, 2013, as amended by the Schedule 13D/A filed by the Reporting Persons with the SEC on November 3, 2017 (as so amended, the “Schedule 13D”), by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the SEC.

Item 2. Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

“This statement is being filed by the following persons (the “Reporting Persons”):

(a) - (c)	A Squared Holdings, LLC, a California limited liability company (“ASH”), of which Mr. Heyward is a member, manager and controlling person. The principal business address of ASH is 190 N. Canon Drive, Suite 401, Beverly Hills, CA 90210.

Andy Heyward is chief executive officer and a director of Issuer. He is a member, manager, and controlling person of ASH. His business address is 190 N. Canon Dr., Suite 401, Beverly Hills, CA 90210.

(d)	During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	ASH is a California limited liability company. Mr. Heyward is a citizen of the United States.

Although this Schedule 13D/A is being made jointly by the Reporting Persons, each of them expressly disaffirms membership in any group under Rule 13d-5 of the Act or otherwise.”

4

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented as follows:

“A Secured Convertible Note was previously issued to 32 Entertainment LLC in an exempt transaction pursuant to a securities purchase agreement, dated August 17, 2018. On September 16, 2019, Mr. Heyward acquired a $500,000 principal amount portion of the Secured Convertible Note for a purchase price of $500,000 using personal funds.”

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

“A Secured Convertible Note was previously issued to 32 Entertainment LLC in an exempt transaction pursuant to a securities purchase agreement, dated August 17, 2018. On September 16, 2019, Mr. Heyward acquired a $500,000 principal amount portion of the Secured Convertible Note for a purchase price of $500,000. The Secured Convertible Note is currently convertible into 330,033 shares of Common Stock of the Issuer at a conversion price of $1.515 per share.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.”

Item 5. Interest in Securities of the Issuer

Items 5(a)-(c) are hereby amended and restated to read as follows:

“(a) As reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 19, 2019, the Issuer had an aggregate of 10,987,471 shares of Common Stock issued and outstanding as of the date hereof.

As of the date hereof, Mr. Heyward beneficially owns 2,402,368 shares of Common Stock, or 19.99% of the issued and outstanding Common Stock of the Issuer.

(b) ASH has shared voting and dispositive power over its shares. Mr. Heyward has sole voting and dispositive power over shares held by ASH and disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(c) Except as described in this Schedule 13D/A, the Reporting Persons have not engaged in any transactions involving the securities of the Issuer in the past 60 days.”

Item 7. Material to be Filed as Exhibits

Exhibit	Description

Exhibit A	Form of Secured Convertible Note (Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on August 17, 2018)

Exhibit B	Form of Amendment to Secured Convertible Note (Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on July 22, 2019)

5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 19, 2019

A Squared Holdings, LLC

/s/ Andy Heyward
Andy Heyward, Manager

/s/ Andy Heyward
Andy Heyward

6